PEACHTREE ALTERNATIVE STRATEGIES FUND

Institutional Shares

Supplement dated January 19, 2022 to the Statement of Additional Information (“SAI”), dated August 30, 2021, as supplemented

This Supplement provides new and additional information beyond that in, and should be read in conjunction with, the Fund’s SAI.

Appointment of New Trustee

Effective as of January 5, 2022, Eli P. Niepoky has been appointed as an Independent Trustee. In connection with Ms. Niepoky’s appointment as an Independent Trustee, the changes described below to the Fund’s SAI are effective immediately.

The section entitled “Board of Trustees” starting on page 15 of the SAI is deleted in its entirety and replaced with the following:

The Board provides broad oversight over the operations and affairs of the Fund, and has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund’s businesses. The Board exercises the same powers, authority and responsibilities on behalf of the Fund, as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

Trustees are not required to invest in the Fund. A majority of the Board are persons who are not “interested persons” (as defined in the 1940 Act) of the Fund (each an “Independent Trustee”). The Independent Trustees perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

The identity of the Trustees and officers of the Fund and brief biographical information regarding each Trustee and officer during the past five years is set forth below. The first table lists the Trustee who is deemed to be an “interested person” of the Fund, as defined in the 1940 Act (an “Interested Trustee”). The address for all Trustees is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

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(1)       Trustees

Name and Year of Birth	Position(s) Held with Company	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past Five Years	Number of Funds in Complex Overseen by Trustee	Other Directorships Held by Trustee During the Past 5 Years
Interested Trustee(1):
Stephanie Lang Born: 1974	Trustee	Since 2016	Principal and Chief Investment Officer of the Adviser (since 2005).	1	None
Independent Trustees:
Catherine Abely Born: 1961	Trustee and Chairwoman; Member, Audit Committee; Chairwoman and Member, Nominating and Valuation Committees	Since 2016	Principal, Mercer Investments (2019 to present); Investment Director; Children’s Healthcare of Atlanta, Inc. (2000 – 2018).	1	None
Conrad S. Ciccotello Born: 1960	Trustee; Chairman/Member, Audit Committee; Member, Nominating and Valuation Committees	Since 2016	Professor and Director of the Reiman School of Finance in Daniels College of Business at the University of Denver (since July 2017); Associate Professor of Risk Management and Insurance, Robinson College of Business, Georgia State University (1999- June 2017).	1	Tortoise Capital Advisers Fund Complex (7 portfolios) and CorEnergy Infrastructure Trust, Inc.
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Eli P. Niepoky Born: 1966	Trustee; Member, Audit Committee; Member, Nominating and Valuation Committees	Since 2022	Treasurer, The Robert W. Woodruff Foundation (since May 2021); Chief Investment Officer (October 2020 - May 2021) and Vice President, Investments (March 2018 - October 2020), Berman Capital Advisors; Independent Consultant (January 2017 - February 2018); Chair of the Board of Trustees, Employees’ Retirement System of Georgia (February 2014 to present); Member, Endowment Investment Committee, Holy Innocents’ Episcopal School (2015 to present).	1	None

(1)	Ms. Lang is an Interested Trustee because of her affiliation with the Adviser.
(2)	Each Trustee serves until retirement, resignation or removal from the Board. Trustees may be removed in accordance with the Declaration of Trust with or without cause by written instrument signed by a majority of the Trustees or by vote of a majority of the shareholders, at a meeting holding at least two-thirds (2/3) of outstanding Institutional Shares.

In addition to the information set forth in the table above, each trustee possesses other relevant qualifications, experience, attributes or skills. The following provides additional information about these qualifications and experience.

Interested Trustee.

Stephanie Lang. Ms. Lang’s experience includes working in the investment department of the Adviser since 2005 where she is responsible for the oversight of all investments at the Adviser, including that of the Adviser’s internal fund of funds. Ms. Lang currently is a Principal of the Adviser and serves as the Adviser’s Chief Investment Officer.

Independent Trustees.

Catherine Abely. Ms. Abely currently works as a Principal at Mercer Investments. Her experience also includes serving as the Investment Director of Children’s Healthcare of Atlanta, Inc. from 2000 to 2018. Prior thereto, Ms. Abely was an audit manager for a large national public accounting firm. Ms. Abely is a Certified Public Accountant, Chartered Financial Analyst and Chartered Alternative Investment Analyst. These roles provide Ms. Abely with a strong understanding of management and financial reporting matters. Ms. Abely has been designated as an “audit committee financial expert” to the Trust’s Audit Committee, as that designation is defined by SEC rules.

Conrad S. Ciccotello. Dr. Ciccotello currently serves as a Professor and Director of the Reiman School of Finance in the Daniels College of Business at the University of Denver. From 1999 to 2017, he was an Associate Professor and Director of Asset and Wealth Management Programs in the Robinson College of Business, Georgia State University. Dr. Ciccotello has testified before the Georgia Senate regarding investment policy and has also served as the Investment Consultant to the University System of Georgia for its defined contribution retirement plan for eight years. He has published a number of academic and professional journal articles on investment company performance and structure. These experiences provide

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Dr. Ciccotello with a strong understanding of management and financial reporting matters and investment company operations. Dr. Ciccotello has been designated as an “audit committee financial expert” to the Trust’s Audit Committee, as that designation is defined by SEC rules.

Eli P. Niepoky. Ms. Niepoky currently serves as Treasurer of The Robert W. Woodruff Foundation. She previously worked at Berman Capital Advisors, where she served as Chief Investment Officer from October 2020 to May 2021 and as Vice President, Investments, from March 2018 to October 2020. Ms. Niepoky was an Independent Consultant from January 2017 to February 2018 and worked at Diversified Trust Company as Chief Investment Officer from January 2009 to April 2015, and as Principal from January 2003 to April 2015. Ms. Niepoky began her investment career at the Delta Air Lines pension fund. Ms. Niepoky serves as Chair of the Board of Trustees and a member of the Investment Committee of the Employees’ Retirement System of Georgia. She also serves on Holy Innocents’ Episcopal School’s Endowment Investment Committee. Ms. Niepoky is a CFA Charterholder and a member of the CFA Society of Atlanta, where she previously served as president and a board member. These experiences provide Ms. Niepoky with a strong understanding of asset management and financial reporting matters and investment company operations.

(2)       Principal Officers who are Not Trustees

Name and Year of Birth	Position(s) Held with Company	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past Five Years
Ford Donohue(2) Born: 1987	President and Principal Executive Officer	Since 2016	Director at the Adviser (since 2014); Sales and Trading Associate at Citigroup Global Markets (2010 to 2014).
Zachary Richmond(3) Born: 1980	Treasurer, Principal Financial Officer and Principal Accounting Officer	Since 2021	Vice President, Director of Financial Administration for Ultimus Fund Solutions, LLC (February 2019 - Present); Treasurer and Chief Financial Officer of Unified Series Trust (November 2014 - Present); Treasurer and Chief Financial Officer of Commonwealth International Series Trust (September 2015 -Present); Treasurer of Oak Associates Funds (April 2019 - Present); Treasurer of Centaur Mutual Funds Trust (April 2019 - Present); and Assistant Vice President, Associate Director of Financial Administration for Ultimus Fund Solutions, LLC (December 2015 - February 2019).
Martin R. Dean(3) Born: 1963	Chief Compliance Officer	Since 2017	Senior Vice President, Head of Fund Compliance, Ultimus Fund Solutions, LLC (January 2016 to present); Senior Vice President and Compliance Group Manager, Huntington Asset Services, Inc. (July 2013 to December 2015).
Jesse D. Hallee(4) Born: 1976	Secretary	Since 2020	Vice President and Senior Managing Counsel, Ultimus Fund Solutions, LLC (June 2019 to present); Vice President and Managing Counsel, State Street Bank and Trust Company (March 2013 to June 2019).
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Emily Schmidt(4) Born: 1992	Assistant Secretary	Since 2017	Associate Paralegal, Ultimus Fund Solutions, LLC (November 2016 to present); Admin. Assistant, Lakota Hills Animal Clinic (June 2012 to November 2016).
Stephen L. Preston(4) Born: 1966	Anti-Money Laundering Compliance Officer	Since 2016	Vice President and Chief Compliance Officer of Ultimus Fund Distributors, LLC and Vice President of Ultimus Fund Solutions, LLC (2011 to present).

(1)	Each officer of the Fund serves for an indefinite term until the date his or her successor is elected and qualified, or until he or she dies, retires, is removed or becomes disqualified.
(2)	The business address of this officer is 3550 Lenox Rd. NE, Suite 2700, Atlanta, GA, 30326.
(3)	The business address of this officer is 2 Easton Oval, Suite 300, Columbus, OH 43219.
(4)	The business address of this officer is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

None of the Independent Trustees currently holds or during the past two calendar years has held any positions with the Adviser, distributor, or any affiliates of the Fund, the distributor or the Adviser. In addition, during the past two calendar years, none of the Independent Trustees has held a position with the Fund or any other fund or hedge fund advised by the Adviser or any of its affiliates or for which the distributor or its affiliates served as principal underwriter.

To rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s trustees must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, 75% of the Trustees are Independent Trustees.

(3)       Trustee Ownership in the Fund and Family of Investment Companies

Name of Trustee	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
Interested Trustee:
Stephanie Lang	$50,001-$100,000	$50,001-$100,000
Independent Trustees:
Catherine Abely	None	None
Conrad S. Ciccotello	None	None
Eli P. Niepoky(2)	None	None

(1)       As of December 31, 2020.

(2)       Ms. Niepoky was appointed as an Independent Trustee effective as of January 5, 2022.

As of December 31, 2020, no Independent Trustee (or his or her immediate family members) owned any class of securities of the Adviser, the distributor or their affiliates.

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(4)       Trustee Compensation

The table below shows the annual compensation that was paid to the Trustees as of the Fund’s fiscal year ended April 30, 2021.

Name	Position(s) Held with Company	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation Paid to Trustee
Catherine Abely	Trustee	$10,000	$0	$0	$10,000
Conrad S. Ciccotello	Trustee	$10,000	$0	$0	$10,000
Eli P. Niepoky(1)	Trustee	N/A	N/A	N/A	N/A

(1)        Ms. Niepoky was appointed as an Independent Trustee effective as of January 5, 2022.

Effective as of January 5, 2022, each Independent Trustee receives $3,000 for each regularly scheduled Board meeting and $1,500 for each special Board meeting attended. Prior to January 5, 2022, each Independent Trustee received $2,500 for each regularly scheduled Board meeting and $1,250 for each special Board meeting attended. It is anticipated that the Board will convene once each calendar quarter and that special Board meetings will be convened as needed. The Trustees do not receive any pension or retirement benefits from the Fund. No Interested Trustee or officer receives compensation from the Fund, although all Trustee and officer travel expenses incurred to attend Board and committee meetings are reimbursed.

(5)       Committees of the Board of Trustees

The Board has formed an Audit Committee composed of the Independent Trustees. The functions of the Audit Committee are: (1) to oversee the Fund’s accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Fund’s service providers; (2) to oversee the quality and objectivity of the Fund’s financial statements and the independent audit of those statements; and (3) to the extent that Trustees are not members of the Audit Committee, to act as a liaison between the Fund’s independent registered public accounting firm and the Board. The Audit Committee convened two (2) times during the last fiscal year.

The Board has formed a Nominating Committee composed of the Independent Trustees. The Nominating Committee is responsible for nominating candidates for election or appointment as Independent Trustees and undertaking such other duties as shall be required of the Nominating Committee from time to time by the Board. Currently, the Nominating Committee does not consider nominees recommended by shareholders. The Nominating Committee did not convene during the last fiscal year.

The Board has formed a Valuation Committee composed of the Independent Trustees. The Valuation Committee is responsible for: (i) periodically reviewing the Trust’s procedures for valuing securities, and making any recommendations to the Fund with respect thereto; (ii) reviewing proposed changes to those procedures; (iii) periodically reviewing information regarding industry developments in connection with valuation; and (iv) periodically reviewing information regarding fair value and liquidity determinations made pursuant to the procedures, and making recommendations to the Board in connection therewith (whether such information is provided only to the Committee or to the Committee and the Board simultaneously). The Valuation Committee convened four (4) times during the last fiscal year.

The Board has formed a Qualified Legal Compliance Committee composed of the Independent Trustees. The Qualified Legal Compliance Committee is responsible for evaluating and recommending resolutions

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to reports from attorneys servicing the Fund regarding evidence of material violations of applicable federal and state law or the breach of fiduciary duties under applicable federal and state law by the Fund or an employee or agent of the Fund. The Qualified Legal Compliance Committee did not convene during the last fiscal year.

(6)       Overview of Risk Management

The Board is currently comprised of 4 Trustees. The Trustees have designated Catherine Abely as the Chairwoman of the Board. Because the Chairwoman is an Independent Trustee, the Board does not have a Lead Independent Trustee.

The Board plays an active role in the risk oversight of the Fund. The Trustees meet on a quarterly basis. Trustees also participate in special meetings and conference calls as needed. Legal counsel to the Fund provides quarterly reports to the Board regarding regulatory developments. On a quarterly basis, the Trustees review and discuss some or all of the following compliance and risk management reports relating to Fund:

•	Fund Performance/Portfolio Manager’s Commentary

•	Code of Ethics review

•	NAV Errors, if any

•	Distributor Compliance Reports

•	Timeliness of SEC Filings

•	Dividends and other Distributions

•	Administrator and CCO Compliance Reports

•	Fair Valuation Reports

The Audit Committee meets at least annually with the Fund’s management and independent public accountants and considers reports provided by management and the independent public accountants regarding the Fund’s audited financial statements, the Fund’s accounting policies and the Fund’s internal controls over financial reporting. The Valuation Committee meets annually, as needed, to review the Adviser’s fair valuation of the Fund’s interests in the Portfolio Funds based on reports and information presented by the Adviser. The Committees report directly to the Board. The Nominating and Qualified Legal Compliance Committees meet as needed.

The Independent Trustees have engaged their own independent legal counsel to provide advice on regulatory, compliance and other topics. In addition, the Board has engaged on behalf of the Trust a Chief Compliance Officer (“CCO”) who is responsible for overseeing the implementation of the Fund’s compliance program and for evaluating the effectiveness of the compliance programs of the Fund, the Adviser, and the Fund’s administrator, distributor, fund accountant and transfer agent. The CCO reports to the Board at least quarterly any material compliance items that have arisen, and annually the CCO provides to the Board a comprehensive compliance report outlining the effectiveness of compliance policies and procedures of the Trust and its service providers. As part of the CCO’s risk oversight function, the CCO seeks to understand the risks inherent in the operations of the Fund and its investment advisers,

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administrator, distributor, fund accountant and transfer agent. Periodically the CCO provides reports to the Board that, among other things:

•	Assess the quality of the information the CCO receives from internal and external sources;

•	Assess how Fund personnel monitor and evaluate risks;

•	Assess the quality and implementation of the risk management procedures of the Fund and certain service providers; and

•	Discuss economic, industry, and regulatory developments, and recommend changes to the Fund’s compliance program as necessary to meet new regulations or industry developments

On an annual basis, the Board conducts an assessment of the Board’s and the Trustees’ individual effectiveness in overseeing the Fund. Based upon its assessment, the Board determines whether additional risk assessment or monitoring processes are required with respect to the Fund or any of its practices adopted by the Board and the committee structure adopted by the Board, and the size of the Board and the Fund, the Board believes that its leadership is appropriate.

(7)       Control Persons and Principal Holders of Securities

A principal shareholder is any shareholder who owns of record or beneficially 5% or more of the outstanding Institutional Shares of the Fund. A control person is a shareholder who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. Shareholders owning voting securities in excess of 25% may determine the outcome of any matter affecting and voted on by shareholders of the Fund. As of July 31, 2021, no shareholder owned of record or beneficially 5% or more of the outstanding Institutional Shares of the Fund.

As of July 31, 2021, the Directors and Officers of the Fund, as a group, owned less than one percent of the outstanding Institutional Shares.

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For more information, or to obtain a copy of the Fund’s SAI free of charge, please contact (800) 657-3812.

This Supplement and the Fund’s SAI provide relevant information for all shareholders and should be retained for future reference.